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Exhibit 12

Abbott Laboratories
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(dollars in millions)

	2014	2013	2012	2011	2010
EARNINGS FROM CONTINUING OPERATIONS ADD (DEDUCT)	$1,721	$1,988	$237	$676	$120
Taxes on earnings from continuing operations	797	53	(457)	(20)	241
Amortization of capitalized interest, net of capitalized interest	(3)	(6)	(3)	(2)	—
Noncontrolling interest	13	13	12	10	9

EARNINGS FROM CONTINUING OPERATIONS AS ADJUSTED	$2,528	$2,048	$(211)	$664	$370

FIXED CHARGES
Interest on long-term and short-term debt	150	145	320	326	520
Capitalized interest cost	13	15	12	10	8
Rental expense representative of an interest factor	87	90	100	96	86

TOTAL FIXED CHARGES	$250	$250	$432	$432	$614

TOTAL ADJUSTED EARNINGS FROM CONTINUING OPERATIONS AVAILABLE FOR PAYMENT OF FIXED CHARGES	$2,778	$2,298	$221	$1,096	$984

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES	11.1	9.2	0.5	2.5	1.6

NOTE: For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; amortization of capitalized interest, net of capitalized interest; noncontrolling interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.

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  Exhibit 12
Abbott Laboratories Computation of Ratio of Earnings to Fixed Charges (Unaudited) (dollars in millions)